SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
FORM 11-K
________________________________

(Mark One)
( x ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000

or

( ) Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934 for the transition period from _________________ to _____________________

Commission File No. 0-14714

A. Full title and address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
P.O. Box 72787
4101 Jerome Avenue
Chattanooga, Tennessee 37407
(423) 867-4210

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC.
P.O. Box 72787
4101 Jerome Avenue
Chattanooga, Tennessee 37407
(423) 867-4210

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
Year Ended December 31, 2000 and as of December 31, 1999
Report of Independent Auditors
Audited Financial Statements Statements of Net Assets Available for Benefits Statement of Changes in Net Assets Available for Benefits Notes to Financial Statements
Supplemental Schedule Schedule of Assets (Held at End of Year)
Consent of Independent Auditors

Audited Financial Statements and Supplemental Schedule Astec Industries, Inc. 401(k) Retirement Plan December 31, 2000 and 1999 and Year Ended December 31, 2000 with Report of Independent Auditors

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2000 and 1999 and Year Ended December 31, 2000

Report of Independent Auditors

Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chattanooga, Tennessee
June 19, 2001

Astec Industries, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2000	1999
Assets
Investments (Note 3)	$77,095,294	$75,643,564
Cash and cash equivalents	50,241	1,836
Net assets available for benefits	$77,145,535	$75,645,400

See accompanying notes.

Astec Industries, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2000

Additions to net assets attributed to:
Investment income	$5,998,914
Contributions:
Participants	8,819,141
Employer	2,411,821
11,230,962
Total additions	17,229,876
Deductions from net assets attributed to:
Net depreciation in fair value of investments	12,060,526
Benefits paid to participants	3,650,849
Administrative expenses	18,366
Total deductions	15,729,741
Net increase	1,500,135
Net assets available for benefits:
Beginning of year	75,645,400
End of year	$77,145,535

See accompanying notes.

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the "Company") who have completed six months of continuous service and reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a committee appointed by the Company.

Contributions

Participant contributions are withheld from each payroll in amounts equal to a percentage of the participant's compensation as elected by the participant. The maximum participant contribution for the plan year is the lesser of $10,500, as indexed by the Internal Revenue Service, or 20% of the participant's base salary. The Company matches 75% of the participant's contribution up to 4% of the employee's earnings.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of the Company's contributions and Plan investment results. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested with respect to their contributions, the Company's matching contributions, and the investment results thereon.

Participants may change their investment options daily.

1. Description of Plan (continued)

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Interest rates for loans outstanding at December 31, 2000 range from 7.0% to 10.5%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive a life annuity or monthly, quarterly, semi-annual or annual installments over a period of time.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated or contributions are permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Investments

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Shares of common stock are valued at quoted market prices. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

2. Summary of Significant Accounting Policies (continued)

The Plan purchased shares of Astec Industries, Inc. (the Plan sponsor) common stock on the open market during 2000 at a cost of $2,194,816. In addition, the Plan sold shares of the Astec Industries, Inc. common stock on the open market during 2000 for $1,336,978 resulting in a gain of $138,964. As of December 31, 2000, the fair value of Astec Industries, Inc. common stock held for investment is $3,567,722.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All administrative and investment expenses are paid by the Plan.

3. Investments

During 2000, the Plan's investments depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments

Common Stock	$955,111
Shares of registered investment companies	11,105,415
$12,060,526

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31
	2000	1999

American Century Growth Fund	$8,815,809	$9,006,703
American Century Ultra Fund	13,372,937	15,446,138
American Century Value Fund	7,164,785	6,076,106
American Century International Fund	#	3,834,658
American Century Benham Prime Money Market	9,023,255	8,091,793
American Century Income & Growth Fund	16,367,141	17,613,953

4. Transfer from Acquired Companies

The Company completed the acquisition of substantially all of the assets and liabilities of Johnson Crushers International on November 1, 1998. Qualified employees of the acquired entity became eligible to participate in the Plan as of November 1, 1998 and were given the option to transfer their assets in the Johnson Crushers International, Inc. Profit Sharing 401(k) Plan to the Plan. Those assets were transferred in 1999.

On October 29, 1999, the Company purchased the operating assets and liabilities of American Augers, Inc. Qualified employees of the acquired entity became eligible to participate in the Plan as of October 29, 1999 and were given the option to transfer their assets in the American Augers Savings Plan to the Plan. Those assets were transferred in 2000.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 2, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Astec Industries, Inc. 401(k) Retirement Plan
Employer I.D. No. 62-0873631 Plan No. 001
Schedule H Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2000

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value

Shares of Registered Investment Companies:

American Century	Strategic Allocation Conservative Fund	$2,281,050
American Century	Strategic Allocation Moderate Fund	3,812,796
American Century	Strategic Allocation Aggressive Fund	2,328,737
American Century	Income and Growth Fund	16,367,141
American Century	Value Fund	7,164,785
American Century	Growth Fund	8,815,809
American Century	Ultra Fund	13,372,937
American Century	Vista Fund	2,688,848
American Century	International Growth Fund	3,749,807
American Century	Prime Money Market Fund	9,023,255
Schwab	Money Market Fund	390,987
		69,996,152

Shares of Common Stock:

Astec Industries, Inc.	Common Stock	3,567,722

Participant Notes Receivable	7-10.5%	3,531,420
		$77,095,294

*--Indicates party-in-interest

Note: Cost information has not been included because all investments are participant directed.

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61461) pertaining to the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") of our report dated June 19, 2001, with respect to the financial statements and schedule of the Astec Industries, Inc. 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/ Ernst & Young, LLP
Chattanooga, Tennessee
June 25, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 29, 2001.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By: /s/ J. Don Brock
J. Don Brock, Chairman
Astec Industries, Inc.
401(k) Retirement Plan Committee